Exhibit 77(c)

Matters submitted to a Vote of Security Holders

On August 10, 2010 a Special Meeting of Shareholders of ING Wells Fargo Small Cap Disciplined Portfolio, a series of ING Investors Trust, was held at which the shareholders were asked to approve (1) an Agreement and Plan of Reorganization ("Reorganization") by and between ING Wells Fargo Small Cap Disciplined Portfolio and ING Small Company Portfolio, providing for the reorganization of ING Wells Fargo Small Cap Disciplined with and into ING Small Company Portfolio and (2) to approve an invest sub-advisory agreement between Directed Services LLC ("DSL"), ING Wells Fargo Small Cap Disciplined Portfolio's investment advisor, and ING Investment Management Co. ("ING IM"), pursuant to which ING IM, an affiliate of DSL, would serve as the sub-advisor to ING Wells Fargo Small Cap Disciplined Portfolio during a transition period until the Reorganization is consummated.

	Proposal	Shares voted for	Shares voted against or withheld	Shares abstained	Total Shares Voted
ING Wells Fargo Small Cap Disciplined Portfolio	1	5,835,983.179	207,580.212	197,604.412	6,241,167.803
	2	5,833,709.002	217,917.800	189,541.001	6,241,167.803